UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Quantum FinTech Acquisition Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74767A105

(CUSIP Number)

October 28, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767A105	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Dark Forest Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,348,563*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,348,563*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,563*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 74767A105	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Dark Forest Global Equity Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,348,563*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,348,563*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,563*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12		TYPE OF REPORTING PERSON PN

*See Item 4 for additional information.

CUSIP No. 74767A105	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Quantum FinTech Acquisition Corporation (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Dark Forest Capital Management LP, a Delaware limited partnership (the “Firm”), and Dark Forest Global Equity Master Fund LP, a Cayman Islands exempted limited partnership (“Dark Forest Master”). The address for the Firm and Dark Forest Master is: 151 West Avenue, Darien, Connecticut 06820.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Stock”),

Item 2.	(e) CUSIP No.:

74767A105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 74767A105	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s and Dark Forest Master’s ownership of securities of the Issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and Dark Forest Master.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 1,348,563*

(b) Percent of Class: 5.4%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,348,563*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,348,563*

As reported in the cover pages to this report, the ownership information with respect to Dark Forest Master is as follows:

(a) Amount Beneficially Owned: 1,348,563

(b) Percent of Class: 5.4%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,348,563

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,348,563*

*The Firm is the investment manager to Dark Forest Master. As of October 28, 2021, the Firm may be deemed to beneficially own an aggregate of 1,348,563 Shares of Common Stock of the Issuer held by Dark Forest Master. The Firm, as the investment manager to Dark Forest Master, may be deemed to beneficially own these securities. Jacob Kline is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 25,156,250 Shares of Common Stock deemed issued and outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 23, 2021.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74767A105	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 8, 2021

Dark Forest Capital Management LP

By: /s/ Michael DeAddio

Michael DeAddio, Chief Operating Officer

Dark Forest Global Equity Master Fund LP

By: /s/ Michael DeAddio

Michael DeAddio, Chief Operating Officer